ATLANTIC CITY ELECTRIC TRANSITION FUNDING, LLC.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Millions)
(Unaudited)

	Twelve Months Ended June 30, 2003	Pro Forma Adjustments		Pro Forma
OPERATING REVENUES	$ 22.3	$ 15.6	(2)	$ 37.9
OPERATING EXPENSES				
Amortization of bondable transition property	11.2	7.6	(3)	18.8
Servicing and administrative expenses	0.2	-		0.2
Interest expense	10.9	8.0	(4)	18.9
	22.3	15.6		37.9
OPERATING INCOME	-	-		-
INCOME TAXES	-	-		-
NET INCOME	$ -	$ -		$ -

ATLANTIC CITY ELECTRIC TRANSITION FUNDING, LLC.
PRO FORMA NOTES

In accordance with Article 11 of Regulation S-X, the pro forma adjustments related to the balance sheet were made assuming the transactions were made at the end of the balance sheet period and the adjustments related to the income statement were made assuming the transactions were made at the beginning of the period presented.

(1)   Represents the sale of bondable transition property from ACE to ACE Transition Funding. ACE Transition Funding remits the net proceeds from the issue of $152.0 million in Transition Bonds to ACE as payment for the purchase of the bondable transition property.

(2)   Represents transition bond charge, a per kWh charge paid by electric transmission and distribution customers. The charge is computed to recover the principal amount of the transition bonds plus interest. Amortization of $7.6 plus interest of $8.0 = $15.6

(3)   Represents the annual amortization of stranded costs, 152.0 million over 240 months. (152.0 / 240 = .633/month x 12 months = 7.6 million).

(4)   Represents annual interest expense on 152.0 million of long-term debt @5.25%. (152.0 x 5.25% = 8.0 million)